04002952

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR - 1 2004 WASH. D.C. PROCESSING

SEC FILE NUMBER
8-~~021602~~ 39079

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marco Consulting Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 W. Washington Blvd., 9th Floor
(No. and Street)

Chicago (City) IL (State) 60661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Legacy Professionals LLP
(Name – *if individual, state last, first, middle name*)

30 N. La Salle St., Suite 4200 (Address) Chicago (City) IL (State) 60602 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas A. Mitchell, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marco Consulting Group, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Vice Chairman

Title

Notary Public

Official Seal
Mary Gremmler
Notary Public State of Illinois
My Commission Expires 04/14/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of independent auditors on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCO CONSULTING GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

MARCO CONSULTING GROUP, INC.

FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION

DECEMBER 31, 2003 AND 2002

CONTENTS

LEGACY
PROFESSIONALS LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT AUDITORS

Board of Directors of
Marco Consulting Group, Inc.

We have audited the accompanying balance sheets of Marco Consulting Group, Inc. as of December 31, 2003 and 2002 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marco Consulting Group, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Legacy Professionals LLP

February 2, 2004

30 North LaSalle Street | Suite 4200 | Chicago, IL 60602 | 312.368.0500 | 312.368.0746 Fax | www.legacycpas.com

Marco Consulting Group, Inc.

Balance Sheets

December 31, 2003 and 2002

	2003	2002
Assets		
Cash on hand and in banks	$ 704,925	$ 491,494
Accounts receivable	661,143	704,200
Prepaid expenses	51,209	43,119
Note receivable	3,119,000	3,338,000
Total assets	$ 4,536,277	$ 4,576,813
Liabilities and Stockholders' Equity		
Liabilities		
Accrued expenses	$ -	$ 5,000
Accrued state income taxes	10,000	8,600
Deferred state income taxes	47,000	50,000
Due to Marco Investment Services	200,000	-
Total liabilities	257,000	63,600
Stockholders' equity		
Common stock, no par value, 10,000 shares authorized	1,190	1,053
Additional paid-in capital	246,246	104,382
Retained earnings	4,031,841	4,407,778
Total stockholders' equity	4,279,277	4,513,213
Total liabilities and stockholders' equity	$ 4,536,277	$ 4,576,813

See accompanying notes to financial statements.

Marco Consulting Group, Inc.

Statements of Operations

Years Ended December 31, 2003 and 2002

	2003	2002
REVENUE		
Fee income	$ 10,323,025	$ 10,029,406
OPERATING EXPENSES		
Compliance and registration	7,888	10,500
Employee benefits	59,876	50,893
Insurance expense	109,550	100,322
Management fees	8,074,429	8,138,073
Payroll taxes	116,395	113,978
Retirement benefits	131,283	82,013
Salaries	2,179,920	1,705,262
Total	10,679,341	10,201,041
OPERATING (LOSS)	(356,316)	(171,635)
OTHER INCOME (EXPENSE)		
Conference fees	297,851	-
Interest income	319,019	445,850
Travel reimbursements	48,983	11,342
Interest expense	-	(93)
Note revaluation adjustment	(84,000)	58,000
Total other income	581,853	515,099
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX	225,537	343,464
INCOME TAX EXPENSE (BENEFIT)		
Current portion	13,308	11,197
Deferred portion	(3,000)	-
Income tax expense - net	10,308	11,197
INCOME FROM CONTINUING OPERATIONS	215,229	332,267
DISCONTINUED OPERATIONS		
Income from operations of discontinued recapture of brokerage commission business - net of income taxes of $1,410	-	34,527
NET INCOME	$ 215,229	$ 366,794

See accompanying notes to financial statements.

Marco Consulting Group, Inc.

Statements of Changes in Stockholders' Equity

Years Ended December 31, 2003 and 2002

	Capital Stock		Additional Paid-In	Retained
	Shares	Amount	Capital	Earnings
Balance at December 31, 2001	5,080	$ 1,055	$ 107,650	$ 5,074,144
Add				
Net income	-	-	-	366,794
Less				
Stock reacquired from former employees	(10)	(2)	(3,268)	-
Dividend distributions	-	-	-	(1,033,160)
Balance at December 31, 2002	5,070	1,053	104,382	4,407,778
Add				
Stock issued to employees	750	160	181,085	-
Net income	-	-	-	215,229
Less				
Stock reacquired from former employees	(114)	(23)	(39,221)	-
Dividend distributions	-	-	-	(591,166)
Balance at December 31, 2003	5,706	$ 1,190	$ 246,246	$ 4,031,841

See accompanying notes to financial statements.

Marco Consulting Group, Inc.

Statements of Cash Flows

Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Continuing operations		
Net income	$ 215,229	$ 332,267
Adjustments to reconcile net income to net cash provided by (used in) continuing operations		
Stock compensation expense	181,245	-
Note revaluation adjustment	84,000	(58,000)
Net (increase) decrease in		
Commissions receivable	-	154,511
Accounts receivable - fees	43,057	(42,443)
Prepaid expenses	(8,090)	(8,820)
Net increase (decrease) in		
Accrued expenses	(5,000)	5,000
Accrued income taxes	1,400	(6,400)
Deferred income taxes	(3,000)	-
Due to Marco Investment Services	200,000	-
Conduit distribution payable	-	(212,062)
Commissions payable	-	(220,000)
Net cash provided by (used in) continuing operations	708,841	(55,947)
Discontinued operations		
Net income	-	34,527
Net cash provided by (used in) operations	708,841	(21,420)
Cash flows from investing activities		
Principal received on note receivable	135,000	65,000
Cash flows from financing activities		
Dividend distributions	(591,166)	(1,033,160)
Payments to reacquire stock	(39,244)	(3,270)
Net cash (used in) financing activities	(630,410)	(1,036,430)
Net increase (decrease) in cash and cash equivalents	213,431	(992,850)
Cash and cash equivalents		
Beginning of year	491,494	1,484,344
End of year	$ 704,925	$ 491,494
Supplemental disclosures of cash flow information		
Cash paid during the year for state income taxes and estimated payments	$ 12,629	$ 19,007
Supplemental disclosures of noncash financing activities		
Issuance of capital stock as compensation	$ 181,245	$ -

See accompanying notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Registration - Marco Consulting Group, Inc. complies with the regulatory requirements of United States Securities Law. The firm is registered as a broker-dealer and a registered investment advisor with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

Reporting Entity - As a result of the sale of the recapture of brokerage commission business during the year ended December 31, 2001, as discussed in Note 9, there was a change in reporting entity. All income and expenses related to the recapture of brokerage commission business are included under discontinued operations on the statement of operations.

Revenue Recognition - Fee income is recognized when billed unless collection is not reasonably assured.

Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties to be cash or cash equivalents.

Accounts Receivable - Management believes all accounts receivable are current and collectible. Therefore, a provision for uncollectible accounts has not been included. Any accounts deemed to be uncollectible are charged to operations when the determination is made.

Income Taxes - Effective January 1, 1989, the Company with the consent of its shareholders, elected under the Internal Revenue Code to be taxed as an S corporation. Accordingly, the Company is not ordinarily subject to federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual income taxes on their ratable share of the Company's taxable income. The Company continues to be subject to state taxes.

State income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes result from using different accounting methods for financial reporting from those used for income tax reporting. The Company recognized the profit from the installment sale of discontinued operations for financial reporting. For income tax reporting, the installment sale profit was deferred. The deferred tax liability represents the future tax return consequences of the difference, which will be taxable when the installment note receivable is paid.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Reclassifications - Certain reclassifications have been made to the financial statements to conform with the current year presentation.

Workforce - The majority of employees are covered under a collective bargaining agreement which expires in 2004.

NOTE 2. NATURE OF THE BUSINESS

Marco Consulting Group, Inc. is primarily engaged in providing investment evaluation and consulting services to the boards of trustees of various multiemployer employee benefit plans. The Company is registered with regulatory bodies to function as an introducing broker and to clear all transactions for customers on a fully disclosed basis with clearing brokers. As discussed in Note 9, the Company sold its recapture of brokerage commission business on July 3, 2001. The Company does not hold funds for or owe funds to customers and does not carry accounts for customers.

NOTE 3. RETIREMENT PLANS

The Company contributes to three qualified retirement plans as part of an affiliated group with a related organization. Consequently, the Company pays its proportionate share of the total contribution.

A qualified savings and retirement plan covers all full-time employees. Under the terms of the plan, employees may elect to contribute pretax earnings up to the maximum allowable amount. The Company matches the first 3% of earnings deferred up to a maximum contribution of $750 per employee. The matching contribution to the plan was $45,126 and $47,382 for the years ended December 31, 2003 and 2002, respectively. The Company's allocated portion was $6,375 and $6,750 respectively. Additional discretionary contributions are allowed under the plan. No discretionary contributions were made in 2003 or 2002.

Under the terms of a collective bargaining agreement, the Company contributes to a multiemployer defined benefit pension plan for its union employees. The total contributions to the plan were $73,893 and $94,681 for the years ended December 31, 2003 and 2002, respectively. The Company's allocated portion was $4,150 and $11,263 respectively.

NOTE 3. RETIREMENT PLANS (CONTINUED)

A qualified pension plan covers those eligible employees not participating in the multiemployer pension plan. Prior to January 2003, the Company was required to contribute 25% of compensation up to the maximum allowable deduction. The plan was amended effective January 2003. Under the terms of the amended plan, the Company's contribution is discretionary up to the maximum allowable deduction. Contributions are allocated to eligible employees by class pursuant to a formula considered nondiscriminatory. The total contribution to the plan was $193,517 and $80,000 for the years ended December 31, 2003 and 2002, respectively. The Company's allocated portion of the expense was $120,759 and $64,000 for December 31, 2003 and 2002, respectively.

NOTE 4. COMPLIANCE WITH SEC RULE 17A-5(D)

A statement of changes in liabilities subordinated to claims of general creditors is not presented because no such liabilities exist.

Information relating to possession or control requirements and a computation for determination of reserve requirements are not presented because the Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and as such, operates under a claim of exemption from Rule 15c3-3.

The Company has no subsidiaries, nor is it a subsidiary of any other corporation.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital as defined, shall not exceed 15 to 1. The required net capital is the greater of 6-2/3% of liabilities, which computes to $17,132 and $4,240 respectively, at December 31, 2003 and 2002, or $5,000 at December 31, 2003 and $250,000 at December 31, 2002. At December 31, 2003 and 2002, the Company had net capital of $447,725 and $427,694 which was $430,593 and $177,694 respectively, in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .57 to 1 and .15 to 1 at December 31, 2003 and 2002, respectively.

NOTE 6. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of checking and money market accounts. The Company places temporary cash investments with financial institutions deemed to be creditworthy. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash. The balances in excess of federally insured limits at December 31, 2003 are approximately $605,000.

NOTE 7. RELATED ORGANIZATION

The Company is related to Marco Investment Services, Inc., an Illinois S corporation, through common ownership. The activities of this organization are not included in the accompanying financial statements.

Beginning January 1, 1996, the Company entered into an agreement with Marco Investment Services, Inc. for investment consultant and advisor services, and management services to assist the Company in servicing its clients. During the years ended December 31, 2003 and 2002, $8,074,429 and $8,138,073 respectively, was incurred under this agreement. At December 31, 2003, the Company owed Marco Investment Services, Inc. $200,000 under the agreement.

Marco Investment Services, Inc. has established a credit agreement with a bank for a credit line of $1,000,000 and a term loan. Both are guaranteed by Marco Consulting Group, Inc. During the years ended December 31, 2003 and 2002, there was no outstanding balance on the line of credit and the term loan balance is $0 and $45,486 respectively.

NOTE 8. CONTINGENCIES AND COMMITMENTS

The Company has agreements with certain officers which provide that upon their death or disability, the Company will continue to pay for five years, 50% of the total of their average compensation and proportionate profits for the three prior years. The Company maintains insurance that would be used to offset some of the obligation.

The Company also has an obligation to purchase Company stock from shareholder-employees in the event of death, disability, retirement or any other severance of employment. The purchase price is to be based on net book value excluding the note receivable on the sale of recapture of brokerage commission business. Payments received on the note will be specifically accounted for over the term of the note.

The Company also is guaranteeing a line of credit as discussed in Note 7.

NOTE 9. SALE OF RECAPTURE OF BROKERAGE COMMISSION BUSINESS

On July 3, 2001, Marco Consulting Group, Inc. entered into a purchase and sale agreement with JaK Direct (JaK) in which the Company sold its list of clients with respect to its recapture of brokerage commission business and the goodwill associated with it. In return, the Company obtained a $5,000,000 promissory note which is secured by the client list. The promissory note is noninterest bearing and calls for quarterly payments which are computed based on a percentage of net recaptured commissions after all expenses have been paid by JaK.

NOTE 9. SALE OF RECAPTURE OF BROKERAGE COMMISSION BUSINESS (CONTINUED)

The Company continued to provide services under its recapture agreements with those clients that had not agreed to assign their agreements to JaK Direct until February 2002 at JaK's request. At that time, the Company terminated all recapture agreements.

At December 31, the Company estimates the timing and amount of payments to be received from JaK in order to value the note receivable. As of December 31, 2003, it is estimated that the note will be repaid in quarterly payments through 2010. The note is shown on the balance sheet at the present value of the estimated cash flows. The discount on the payments is computed using a risk adjusted rate. The change in estimated present value of the note resulted in \$84,000 of expense and \$58,000 of income being recognized in 2003 and 2002, respectively.

SUPPLEMENTARY INFORMATION

REPORT OF INDEPENDENT AUDITORS ON SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE 17A-5

Board of Directors of
Marco Consulting Group, Inc.

We have audited the accompanying financial statements of Marco Consulting Group, Inc. as of and for the year ended December 31, 2003 and have issued our report thereon dated February 2, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information that appears on pages 12 through 15 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but it is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Legacy Professionals LLP

February 2, 2004

Marco Consulting Group, Inc.

Schedule of Net Capital Computation

December 31, 2003

Net capital		
Total stockholders' equity		$ 4,279,277
Deductions for nonallowable assets		
Accounts receivables	$ 661,143	
Other nonallowable assets	3,170,409	3,831,552
Net capital		$ 447,725
Aggregate indebtedness		$ 257,000
Ratio: Aggregate indebtedness to net capital		.57 to 1
Reconciliation with Company's computation		
The difference between the above net capital computation and the Company's computation included in Part II of Form X-17a-5 as of December 31, 2003 is as follows		
Net capital as reported in Company's Part II FOCUS report		$ 638,363
Audit adjustment for liabilities		(190,820)
Other audit adjustment		182
Net capital per above		$ 447,725

MARCO CONSULTING GROUP, INC.

STATEMENT OF EXEMPTION UNDER SEC RULE 15C3-3

DECEMBER 31, 2003

Marco Consulting Group, Inc. operates under a claim of exemption from the reserve requirement as provided in SEC Rule 15c3-3(k)(2)(ii). The Company does not hold funds for or owe funds to customers, does not carry accounts for customers and does not perform custodial functions for clients.

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors of
Marco Consulting Group, Inc.

In planning and performing our audit of the financial statements of Marco Consulting Group, Inc. for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Marco Consulting Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

30 North LaSalle Street | Suite 4200 | Chicago, IL 60602 | 312.368.0500 | 312.368.0746 Fax | www.legacycpas.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Legacy Professionals LLP

February 2, 2004